Exhibit 99.5

AUDITORS' CONSENT

We hereby consent to the use of our audit report dated January 25, 2008 on the consolidated balance sheets of Tournigan Gold Corporation for the 13 month period ended September 30, 2007, and the consolidated statements of loss and deficit and cash flows for the 13 month period ended September 30, 2007 which is included in the Annual Report on Form 40-F of Tournigan Gold Corporation for the 13 months ended September 30, 2007.

/s/ "KPMG LLP"

KPMG LLP
Chartered Accountants
Dated this 28th day of January, 2008
Vancouver, Canada